Exhibit 99.1

NOAH HOLDINGS LIMITED PROVIDES UPDATE ON STATUS

UNDER HOLDING FOREIGN COMPANIES ACCOUNTABLE ACT

SHANGHAI, April 13, 2022 — Noah Holdings Limited (“Noah” or the “Company”) (NYSE: NOAH), a leading and pioneer wealth management service provider in China offering comprehensive one-stop advisory services on global investment and asset allocation primarily for high net worth investors, today provides an update on its status under the Holding Foreign Companies Accountable Act (the “HFCAA”).

On April 12, 2022, the U.S. Securities and Exchange Commission (the “SEC”) provisionally named the Company as a Commission-Identified Issuer after the Company filed its annual report on Form 20-F for the fiscal year ended December 31, 2021 with the SEC on April 6, 2022, which included an audit report issued by a public accounting firm that the Public Company Accounting Oversight Board (the “PCAOB”) has determined that it is unable to inspect or investigate completely. The SEC estimated that 273 registrants might be identified under the HFCAA as part of its review of registrants in calendar year 2020.

The Company understands the SEC made such identification pursuant to the HFCAA, which states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completely by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit its shares or American depositary shares (the “ADSs”) from being traded on a national securities exchange or in the over-the-counter trading market in the United States. Under the current terms of the HFCAA, the Company's ADSs will be delisted from the New York Stock Exchange in early 2024, unless the HFCAA is amended to exclude the Company or the PCAOB is able to conduct a full inspection of the Company's auditor during the required timeframe. The Company has previously disclosed that its auditor, the independent registered public accounting firm that issued the audit report included in its annual report filed with the SEC, is currently not inspected by the PCAOB, hence the identification by the PCAOB is expected.

The Company’s ADSs, two of which represent one Class A ordinary share of the Company, have been listed on the New York Stock Exchange under the symbol “NOAH” since November 10, 2010.

As the Company will continue to monitor market developments and evaluate all strategic options, with the appropriate counsel and guidance, it would like to note that this update has no impact on business operations.

ABOUT NOAH HOLDINGS LIMITED

Noah Holdings Limited (NYSE: NOAH) is a leading and pioneer wealth management service provider in China offering comprehensive one-stop advisory services on global investment and asset allocation primarily for high net worth investors. In the full year 2021, Noah distributed RMB97.2 billion (US$15.3 billion) of investment products. Through Gopher Asset Management, Noah had assets under management of RMB156.0 billion (US$24.5 billion) as of December 31, 2021.

Noah’s wealth management business primarily distributes diversified investment products denominated in RMB and other currencies. Noah delivers customized financial solutions to clients through a network of 1,316 relationship managers across 84 cities in mainland China, and serves the international investment needs of its clients through offices in Hong Kong, Taiwan, New York, Silicon Valley and Singapore. As a leading alternative multi-asset manager in China, Gopher Asset Management develops and manages assets ranging from private equity, public securities, real estate, multi-strategy to other investments denominated in Renminbi and other currencies. The Company also provides other businesses.

For more information, please visit Noah at ir.noahgroup.com.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for 2022 and quotations from management in this announcement, as well as Noah’s strategic and operational plans, contain forward-looking statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Noah’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause Noah’s actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its goals and strategies; its future business development, financial condition and results of operations; the expected growth of the wealth management and asset management market in China and internationally; its expectations regarding demand for and market acceptance of the products it distributes; investment risks associated with investment products distributed to Noah’s investors, including the risk of default by counterparties or loss of value due to market or business conditions or misconduct by counterparties; its expectations regarding keeping and strengthening its relationships with key clients; relevant government policies and regulations relating to its industries; its ability to attract and retain qualified employees; its ability to stay abreast of market trends and technological advances; its plans to invest in research and development to enhance its product choices and service offerings; competition in its industries in China and internationally; general economic and business conditions in China; and its ability to effectively protect its intellectual property rights and not to infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Noah’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Noah does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under the applicable law.

Contacts:

Noah Holdings Limited

Sonia Han

Tel: +86-21-8035-9221

ir@noahgroup.com